Exhibit 77C

The annual meeting of shareholders of
RMR Real Estate Income Fund was held on
March 11, 2010.  Following is a summary
of the proposals submitted to shareholders for vote at the meeting and votes cast.



Proposal
Preferred Shares

Election of Barry M. Portnoy as trustee
until the 2013 annual meeting

Votes for 646
Votes withheld 12
Votes abstained --



Proposal
Common and Preferred Shares

Election of Arthur G. Koumantzelis as
trustee until the 2013 annual meeting

Votes for 1,926,916.639
Votes withheld 119,049.107
Votes abstained --

The following trustees' terms of office
as trustee continued after the Fund's
annual meeting:
Adam D. Portnoy, John L. Harrington
and Jeffrey P. Somers.